Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Letter to the editor –Times-Union newspaper, Albany, New York]

Verizon/MCI merger an asset for competition

August 6, 2005

Your July 27 story on the proposed transaction between Verizon and MCI is misleading. Since neither Verizon nor MCI was ever asked for comment by the reporter, I’d like a chance to give your readers a more complete picture.

Your readers should know that in the two public hearings held so far on the transaction, positive comments — from chamber of commerce presidents to technology development officials to universities and hospitals to individual residents — have outweighed negative by nearly 20 to 1.

Why? Because the Verizon/MCI transaction is about enhancing competition. It will create a company that can bring innovation and better service to the market. It combines the complementary strengths of two companies — Verizon’s local/regional network and leading wireless capabilities and MCI’s business-customer base, data and Internet Protocol (IP) services, international presence and extensive IP backbone network.

The world of communications has changed dramatically in the last few years. Customers, both business and residential, not only have a choice of what company provides their service, but also what technology they use. Cable TV, wireless and VoIP, as well as WiFi and WiMax, are now all going head-to-head for customers.

The few competitors that have complained about the merger simply don’t want to see the day when they have to compete on the merits, rather than on the basis of their regulatory advantages. Hundreds of players, both large and small, are in today’s marketplace competing in all customer segments. That is the way America works.

The Verizon/MCI transaction will create a rock-solid competitor for the nation, New York and the Albany region without altering the dynamics that are reshaping the market for communication services.

CLIFF LEE

Director, Media Relations

Verizon New York

Albany

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on July 20, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on July 20, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.